

MUNDOVAL FUND

GLOBAL VALUE INVESTING

Bank of America: Capsized Shipwreck or Hidden Treasure?

By Art Johnson, President & Portfolio Manager, Mundoval Fund

"In the classic investment book, *The Intelligent Investor*, Benjamin Graham stated, "If we assume that it is the habit of the stock market to overvalue common stocks which have been showing excellent growth or are glamorous for some other reason, it is logical to expect that it will undervalue, relatively at least, companies that are out of favor because of unsatisfactory developments of a temporary nature. This may be set down as a fundamental law of the stock market, and it suggests an investment approach that should prove both conservative and promising. **The key requirement is for the enterprising investor to concentrate on the larger companies that are going through a period of unpopularity**."

Click **HERE** to view Art Johnson's complete case for owning Bank of America.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts as of 8/31/11

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	35
2010 Turnover:	34%
Net Assets:	$12.6 mil
Audited Expense Ratio:	1.50%
Total Annual Fund Operating Expenses:	1.50%

No sales loads or distribution fees

Contact Us

We want to hear from you! Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

Client Update: September 2011

Bank of America: A Capsized Shipwreck or Hidden Treasure?

In the classic investment book, *The Intelligent Investor*, Benjamin Graham stated, "If we assume that it is the habit of the stock market to overvalue common stocks which have been showing excellent growth or are glamorous for some other reason, it is logical to expect that it will undervalue, relatively at least, companies that are out of favor because of unsatisfactory developments of a temporary nature. This may be set down as a fundamental law of the stock market, and it suggests an investment approach that should prove both conservative and promising. **The key requirement is for the enterprising investor to concentrate on the larger companies that are going through a period of unpopularity**."

If ever there was a representation for everything that is unfavorably impacting the financial services industry and exceedingly unpopular with investors, **Bank of America (NYSE; BAC)** is a most suitable example.

The largest bank holding company in the U.S. with assets of $2.26 trillion and total deposits of $1.038 trillion as of June 30, 2011, Bank of America's troubles began when it purchased mortgage broker, Countrywide Financial, for $4 billion in 2008. Bank of America inherited approximately $1.5 trillion of legacy mortgage loans that were originated by Countrywide during from 2004-2008. The non-performance of some of these mortgages has led to numerous lawsuits from a vast array of institutional investors and Government-sponsored enterprises (GSE's) alleging breaches of selling representations and warranties. The cloud of uncertainty surrounding the ultimate liability to Bank of America has driven its share price down by more than 45% year to date.

Despite the enormous task of complying with regulatory banking capital standards and resolving legacy residential mortgage issues, Bank of America's management team has made significant progress in achieving balance sheet liquidity. Non-core assets have been sold, and multiple settlements have resolved the repurchase claims of many residential mortgages.

As of June 30, 2011, Bank of America had approximately $120 billion in cash on the balance sheet, which is nearly twice the $70 billion market capitalization for the bank. Tangible book value (shareholder's equity minus goodwill & intangibles) currently stands at $12.65 per share, which is nearly twice the current share price. Tier 1 Capital has grown by 60% since 2009 and deposits continue to roll in at a steady rate.

Further, Bank of America has paid $12 billion in mortgage related settlements and has reserved an additional $18 billion for potential future claims. Although the company has not settled all outstanding lawsuits claiming misrepresentation and failure to perform due diligence for legacy loans, it is prepared to aggressively defend their position that investors were sophisticated enough to know the risks associated with such securities.

Since January of 2010, five of the six business segments at Bank of America have generated net income averaging $4.5 billion per quarter. Since 2001, Bank of America has earned an average of 1% on its assets and in excess of 10% on its equity capital. These ratios would indicate future earnings power of approximately $2.00 per share, and by our estimates a $15 price target. The strengthening of Bank of America's balance sheet is now better positioned to absorb losses. Despite the uncertainty and unpopularity related to the remaining legacy mortgage related issues, Bank of America is an attractively priced business that is capable of providing a satisfactory rate of return for shareholders.

-Art Johnson, Mundoval Fund President

Arthur Q. Johnson, CFA is founder and President of A.Q. Johnson & Co., Inc, a registered investment advisory firm that manages the Mundoval Fund (www.mundoval.com), a no-load, global value equity mutual fund. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by visiting our website at www.mundoval.com or by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com | WWW.MUNDOVAL.COM